

April 12, 2023

Daniel L. Florness
President and Chief Executive Officer
Fastenal Company
2001 Theurer Boulevard
Winona, Minnesota 55987-1500

      **Re: Fastenal Company
          Form 10-K for Fiscal Year Ended December 31, 2022
          Filed February 7, 2023
          File No. 000-16125**

Dear Daniel L. Florness:

     We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

General

1.   Please reconcile the non-GAAP liquidity measure, gross cash flow, on page 6 of your Annual Report to Shareholders to the most comparable GAAP liquidity measure, net cash provided by operating activities. Refer to Rule 100(a) of Regulation G.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Daniel L. Florness
Fastenal Company
April 12, 2023
Page 2

You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services